

Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Performance

Average Annual Returns as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**-3.33%**	**2.35%**	**8.21%**	**8.79%**	**5.65%**	**6.71%**
S&P 500 Index	-6.44	-0.61	12.40	13.34	6.80	8.81
Barclays Aggregate Bond Index	1.23	2.94	1.71	3.10	4.64	5.60

*Not Annualized; **Inception Date of 12/31/93

About the Fund

Net Assets (as of 9/30/2015):	$20 Million
Inception Date:	12/31/93
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SIBAX
Sit Fund Number:	9
CUSIP Number:	82980D-20-2
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Bryce A. Doty, CFA

- 25 Years of industry experience.

John M. Bernstein

- 22 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 9/30/2015

- Apple, Inc.
- Google, Inc.
- Medtronic, PLC
- Visa, Inc.
- Home Depot, Inc.

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Average Annual Returns
as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Balanced Fund	**-3.33%**	**2.35%**	**8.21%**	**8.79%**	**5.65%**	**6.71%**
S&P 500 Index	-6.44	-0.61	12.40	13.34	6.80	8.81
Barclays Aggregate Bond Index	1.23	2.94	1.71	3.10	4.64	5.60

*Not Annualized; **Inception Date of 12/31/93


Sit Balanced Fund
S&P 500 Index
Barclays Aggregate Bond Index
20%
15%
10%
5%
0%
-5%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2015

	1994	1995	1996	1997	1998
Sit Balanced	**-0.33%**	**25.43%**	**15.80%**	**21.73%**	**21.30%**
S&P 500 Index	1.32	37.58	22.96	33.36	28.58
Barclays Aggregate Bond Index	-2.92	18.47	3.63	9.65	8.69
	1999	**2000**	**2001**	**2002**	**2003**
Sit Balanced	**20.15%**	**-4.80%**	**-12.99%**	**-18.59%**	**19.20%**
S&P 500 Index	21.04	-9.11	-11.88	-22.10	28.68
Barclays Aggregate Bond Index	-0.82	11.63	8.44	10.25	4.10
	2004	**2005**	**2006**	**2007**	**2008**
Sit Balanced	**9.22%**	**7.51%**	**7.88%**	**10.52%**	**-26.88%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
Barclays Aggregate Bond Index	4.34	2.43	4.33	6.97	5.24
	2009	**2010**	**2011**	**2012**	**2013**
Sit Balanced	**23.12%**	**10.51%**	**2.04%**	**9.95%**	**18.36%**
S&P 500 Index	26.47	15.06	2.11	16.00	32.39
Barclays Aggregate Bond Index	5.93	6.54	7.84	4.22	-2.02
	2014	**2015**			
Sit Balanced	**9.15%**	**-1.44%**			
S&P 500 Index	13.69	-5.29			
Barclays Aggregate Bond Index	5.97	1.13			


Sit Balanced
S&P 500 Index
Barclays Capital Aggregate Bond Index
60%
40%
20%
0%
-20%
-40%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Important Legal Information



Balanced Fund

Ticker: SIBAX

Fund Type: Balanced

Sector Allocation
as of 9/30/2015


Cash & Other Net Assets
5.0%
Bonds
33.1%
Stocks
61.9%

Top Stock Holdings
as of 9/30/2015

Top Five Stocks	% of Net Assets
Apple, Inc.	2.0%
Google, Inc.	1.8
Medtronic, PLC	1.8
Visa, Inc.	1.7
Home Depot, Inc.	1.5
Number of Holdings: 210	Top Five Stock Holdings: 8.8%

Complete List of Holdings

Holdings as of September 30, 2015.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**-19.23%**	**-22.47%**	**-6.86%**	**-5.46%**	**1.95%**	**2.98%**
MSCI Emerging Markets Index	-18.53	-21.21	-7.56	-5.93	1.82	2.39

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 9/30/2015):	$7.4 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SDMGX
Sit Fund Number:	11
CUSIP Number:	82980D-40-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Raymond E. Sit

- 23 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 9/30/2015

- Tencent Holdings, Ltd.
- Shinhan Financial Group Co., Ltd.
- Naspers, Ltd.
- Samsung Electronics Co., Ltd.
- Ambev SA, ADR

Daily Prices

Account Access

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Average Annual Returns
as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Developing Markets Growth Fund	**-19.23%**	**-22.47%**	**-6.86%**	**-5.46%**	**1.95%**	**2.98%**
MSCI Emerging Markets Index	-18.53	-21.21	-7.56	-5.93	1.82	2.39

*Not Annualized; **Inception Date of 7/1/94


Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2015

	1994	1995	1996	1997	1998
Sit Developing Markets Growth Fund	**-2.02%**	**-4.29%**	**17.27%**	**-5.20%**	**-24.93%**
MSCI Emerging Markets Index	2.80	-6.94	3.92	-13.40	-27.52
	1999	**2000**	**2001**	**2002**	**2003**
Sit Developing Markets Growth Fund	**82.50%**	**-30.18%**	**-12.01%**	**-18.37%**	**45.96%**
MSCI Emerging Markets Index	63.70	-31.80	-4.91	-7.97	51.59
	2004	**2005**	**2006**	**2007**	**2008**
Sit Developing Markets Growth Fund	**16.54%**	**33.77%**	**31.59%**	**40.72%**	**-55.26%**
MSCI Emerging Markets Index	22.45	30.31	29.18	36.48	-54.48
	2009	**2010**	**2011**	**2012**	**2013**
Sit Developing Markets Growth Fund	**73.97%**	**14.53%**	**-18.48%**	**11.08%**	**0.59%**
MSCI Emerging Markets Index	74.50	16.36	-20.41	15.15	-4.98
	2014	**2015**			
Sit Developing Markets Growth Fund	**-7.79%**	**-17.44%**			
MSCI Emerging Markets Index	-4.63	-17.17			


Sit Developing Markets Growth Fund
MSCI Emerging Markets Index
125%
100%
75%
75%
50%
25%
0%
-25%
-50%
-75%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Developing Markets Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

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Developing Markets Growth Fund

Ticker: SDMGX

Fund Type: Emerging Markets

Sector Allocation
as of 9/30/2015


Cash & Other Net Assets
3.2%
Sectors Less Than 4%
16.6%
Finance
23.4%
Technology Services
5.1%
Retail Trade
5.7%
Electronic Technology
12.8%
Producer Manufacturing
6.8%
Communications
6.8%
Consumer Services
10.8%
Consumer Non-Durables
8.8%

Portfolio Structure by Region
as of 9/30/2015


Asia
68.9%
69.4%
Latin America
13.8%
13.1%
Africa/Middle East
12.5%
10.0%
Europe
1.6%
7.5%
Cash & Other Net Assets
3.2%
0.0%
0
10
20
30
40
50
60
70
80
MSCI Emerging Markets Index
Sit Developing Markets Growth Fund

Top Stock Holdings
as of 9/30/2015

Company	% of Net Assets
Tencent Holdings, Ltd.	5.1%
Shinhan Financial Group Co., Ltd.	4.3
Naspers, Ltd.	4.3
Samsung Electronics Co., Ltd.	3.9
Ambev SA, ADR	3.5
Embraer SA, ADR	3.5
China Life Insurance Co., Ltd., ADR	3.3
ICICI Bank, Ltd., ADR	3.2
China Mobile, Ltd., ADR	3.1
NICE Systems, Ltd., ADR	2.9
Number of Holdings: 51	Top 10: 37.1%

Complete List of Holdings

Holdings as of September 30, 2015.

Daily Prices
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The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Dividend Growth Fund

I Class Ticker: SDVGX

S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Dividend Growth Class I	**-6.35%**	**-0.92%**	**10.66%**	**11.95%**	**8.34%**	**8.65%**
S&P 500 Index	-6.44	-0.61	12.40	13.34	6.80	6.94
Sit Dividend Growth Class S	**-6.43**	**-1.19**	**10.39**	**11.67**	**n/a**	**7.62**
S&P 500 Index	-6.44	-0.61	12.40	13.34	n/a	6.47

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.

About the Fund

I Class Net Assets (as of 9/30/2015):	$983.2 Million
S Class Net Assets (as of 9/30/2015):	$71 Million
Inception Date:	12/31/03
Lead Manager Tenure:	Since 12/31/03
I Class Ticker Symbol:	SDVGX
I Class Sit Fund Number:	15
I Class CUSIP Number:	82980D-70-7
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDVSX
S Class Sit Fund Number:	17
S Class CUSIP Number:	82980D-80-6
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Michael J. Stellmacher, CFA

- 23 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the S&P 500 Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Top Five Stock Holdings

as of 9/30/2015

- Medtronic, PLC
- Verizon Communications, Inc.
- Microsoft Corp.
- Home Depot, Inc.
- JPMorgan Chase & Co.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Daily Prices
Account Access
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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices



Dividend Growth Fund

I Class Ticker: SDVGX

S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Daily Prices
Account Access
Contact Us
Documents
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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Distribution Rate
as of 9/30/2015

	30-Day SEC Yield[1]	12-Month Distribution Rate [1]
Sit Dividend Growth Class I	**1.83%**	**1.42%**
Sit Dividend Growth Class S	**1.58%**	**1.16%**

Average Annual Returns
as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Dividend Growth Class I	**-6.35%**	**-0.92%**	**10.66%**	**11.95%**	**8.34%**	**8.65%**
S&P 500 Index	-6.44	-0.61	12.40	13.34	6.80	6.94
Sit Dividend Growth Class S	**-6.43**	**-1.19**	**10.39**	**11.67**	**--**	**7.62**
S&P 500 Index	-6.44	-0.61	12.40	13.34	--	6.47

*Not Annualized; **I Class Inception Date of 12/31/03, S Class Inception Date of 3/31/06.


Sit Dividend Growth Class I
S&P 500 Index
20%
15%
10%
5%
0%
-5%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2015

	2004	2005	2006	2007	2008
Sit Dividend Growth Class I	**10.91%**	**9.41%**	**18.29%**	**12.89%**	**-29.60%**
S&P 500 Index	10.88	4.91	15.80	5.50	-37.00
	2009	**2010**	**2011**	**2012**	**2013**
Sit Dividend Growth Class I	**25.59%**	**16.43%**	**3.29%**	**13.54%**	**28.18%**
S&P 500 Index	26.47	16.19	2.98	16.00	32.39
	2014	**2015**			
Sit Dividend Growth Class I	**12.12%**	**-5.63%**			
S&P 500 Index	13.69	-5.29			


Sit Dividend Growth Class I
Sit Dividend Growth Class I
S&P 500 Index
40%
20%
0%
-20%
-40%
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on net investment income distributed and the average NAV during the past 12 months. Accordingly the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.



Dividend Growth Fund

I Class Ticker: SDVGX

S Class Ticker: SDVSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Daily Prices
Account Access
Contact Us
Documents
Applications

Sector Allocation

as of 9/30/2015


Cash & Other Net Assets
0.5%
Health Technology
16.5%
Finance
14.7%
Retail Trade
9.6%
Electronic Technology
7.9%
Producer Manufacturing
7.8%
Consumer Non-Durables
6.7%
Utilities
5.8%
Consumer Services
4.3%
Sectors Less Than 4.3%
26.2%

Top Stock Holdings

as of 9/30/2015

Company	% of Net Assets
Medtronic, PLC	3.3%
Verizon Communications, Inc.	2.5
Microsoft Corp.	2.5
Home Depot, Inc.	2.5
JPMorgan Chase & Co.	2.4
Apple, Inc.	2.1
Pfizer, Inc.	2.1
PepsiCo, Inc.	2.0
Intel Corp.	1.8
Johnson & Johnson	1.7
Number of Holdings: 85	Top 10: 22.8%

Complete List of Holdings

Holdings as of September 30, 2015.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

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It's easy to open an account. Prospectuses and applications are available online.

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Global Dividend Growth Fund

I Class Ticker: GDGIX

S Class Ticker: GDGSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2015

	Three Month*	One Year	Since Inception*
Sit Global Dividend Growth Class I	**-7.42%**	**-3.28%**	**8.28%**
Sit Global Dividend Growth Class S	**-7.45**	**-3.49**	**8.01**
MSCI World Index	-8.45	-5.09	6.49

*Not Annualized; **Inception Date of 9/30/08

About the Fund

I Class Net Assets (as of 9/30/2015):	$21 Million
S Class Net Assets (as of 9/30/2015):	$2.7 Million
Inception Date:	9/30/08
Lead Manager Tenure:	Since 9/30/08
I Class Ticker Symbol:	GDGIX
I Class Sit Fund Number:	20
I Class CUSIP Number:	82980D-88-9
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$100,000
S Class Ticker Symbol:	GDGSX
S Class Sit Fund Number:	21
S Class CUSIP Number:	82980D-87-1
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Raymond E. Sit

- 23 Years of industry experience.

Michael J. Stellmacher, CFA

- 23 Years of industry experience.

Tasha M. Murdoff

- 19 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 9/30/2015

- Medtronic, PLC
- Roche Holding AG
- BCE, Inc.
- Seven & I Holdings Co., Ltd.
- Nestle SA

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Merging Strategies
Sit Global Dividend Growth Fund

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.



Global Dividend Growth Fund

I Class Ticker: GDGIX

S Class Ticker: GDGSX

Fund Type: International Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Distribution Rate
as of 9/30/2015

	30-Day SEC Yield[1]	12-Month Distribution Rate [1]
Sit Global Dividend Growth Class I	**1.83%**	**1.37%**
Sit Global Dividend Growth Class S	**1.58%**	**1.08%**

Average Annual Returns
as of 9/30/2015

	Three Month*	One Year	Three Year	Since Inception**
Sit Global Dividend Growth Class I	**-7.42%**	**-3.28%**	**6.69%**	**8.28%**
Sit Global Dividend Growth Class S	**-7.45**	**-3.49**	**6.45**	**8.01**
MSCI World Index	-8.45	-5.09	8.58	6.49


Sit Global Dividend Growth Fund Class I
MSCI World Index
15%
10%
5%
0%
-5%
-10%
3 Month
1 Year
3 Year
5 Year
Since Inception

Total Return by Calendar Year
as of 9/30/2015

	2008	2009	2010	2011	2012	2013
Sit Global Dividend Growth Class I	**-5.25%**	**24.65%**	**11.58%**	**-2.58%**	**13.61%**	**21.70%**
Sit Global Dividend Growth Class S	**-5.31**	**24.40**	**11.32**	**-2.89**	**13.35**	**21.43**
MSCI World Index	-21.11	28.67	12.21	-3.78	16.64	26.68

	2014	2015
Sit Global Dividend Growth Class I	**4.03%**	**-5.47%**
Sit Global Dividend Growth Class S	**3.76**	**-5.62**
MSCI World Index	4.94	-6.04


Sit Global Dividend Growth Class I
MSCI World Index
40%
20%
0%
-20%
-40%
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities, while the distribution rate reflects the Fund's past dividends paid to shareholders based on net investment income distributed and the average NAV during the past 12 months. Accordingly the Fund's SEC yield and distribution rate may differ. Dividends are paid quarterly.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

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Global Dividend Growth Fund

I Class Ticker: GDGIX

S Class Ticker: GDGSX

Fund Type: Global Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 9/30/2015


Cash & Other Net Assets
2.7%
Finance
16.5%
Health Technology
13.8%
Consumer Non-Durables
9.7%
Retail Trade
9.5%
Producer Manufacturing
8.4%
Electronic Technology
5.8%
Utilities
5.1%
Communications
5.0%
Sectors Less Than 5%
23.5%

Top Stock Holdings
as of 9/30/2015

Company	% of Net Assets
Medtronic, PLC	3.3%
Roche Holding AG	3.2
BCE, Inc.	2.7
Seven & I Holdings Co., Ltd.	2.6
Nestle SA	2.6
Verizon Communications, Inc.	2.3
Apple, Inc.	2.2
Diageo, PLC, ADR	2.1
Microsoft Corp.	2.0
Pfizer, Inc.	2.0
Number of Holdings: 70	Top 10: 14.4%

Complete List of Holdings

Holdings as of September 30, 2015.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Applications

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International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Performance

Average Annual Returns as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**-8.04%**	**-3.11%**	**5.04%**	**4.28%**	**2.43%**	**3.77%**
Morgan Stanley EAFE Growth Index	-8.73	-4.65	6.53	4.83	3.80	3.87

*Not Annualized; **Inception Date of 11/1/91

About the Fund

Net Assets (as of 9/30/2015):	$21 Million
Inception Date:	11/1/91
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNGRX
Sit Fund Number:	6
CUSIP Number:	82980D-10-3
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Tasha M. Murdoff

- 19 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks long-term growth.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 9/30/2015

- Nestle SA
- Diageo, PLC, ADR
- Medtronic, PLC
- DS Smith, PLC
- Novartis AG

Daily Prices
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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.



International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit International Growth Fund	**-8.04%**	**-3.11%**	**5.04%**	**4.28%**	**2.43%**	**3.77%**
MSCI EAFE Growth Index	-8.73	-4.65	6.53	4.83	3.80	3.87

*Not Annualized; **Inception Date of 11/1/91


Sit International Growth Fund
MSCI EAFE Growth Index
10%
0%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2015

	1991	1992	1993	1994	1995	1996
Sit International Growth Fund	**4.10%**	**2.69%**	**48.37%**	**-2.99%**	**9.36%**	**10.31%**
MSCI EAFE Growth Index	1.41	-13.01	25.14	4.52	11.38	3.46
	1997	**1998**	**1999**	**2000**	**2001**	**2002**
Sit International Growth Fund	**4.81%**	**18.95%**	**50.77%**	**-26.66%**	**-33.26%**	**-29.84%**
MSCI EAFE Growth Index	2.11	22.21	29.46	-24.51	-24.58	-16.02
	2003	**2004**	**2005**	**2006**	**2007**	**2008**
Sit International Growth Fund	**28.70%**	**12.97%**	**14.67%**	**18.19%**	**16.08%**	**-44.99%**
MSCI EAFE Growth Index	31.99	16.12	13.28	22.33	16.45	-42.70
	2009	**2010**	**2011**	**2012**	**2013**	**2014**
Sit International Growth Fund	**27.65%**	**9.51%**	**-10.80%**	**18.79%**	**17.56%**	**-7.88%**
MSCI EAFE Growth Index	29.36	12.25	-12.11	16.86	22.55	-4.43
	2015					
Sit International Growth Fund	**0.26%**					
MSCI EAFE Growth Index	-2.41					


Sit International Growth Fund
MSCI EAFE Growth Index
60%
40%
20%
0%
-20%
-40%
-60%
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit International Growth Fund invests in international securities, which can involve different risks than U.S. investments. The risks include currency exchange fluctuations, high volatility, illiquidity and the possibility of political instability.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
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International Growth Fund

Ticker: SNGRX

Fund Type: International Large Cap Growth

Sector Allocation
as of 9/30/2015


Cash & Other Net Assets
2.8%
Health Technology
15.1%
Consumer Non-Durables
14.8%
Producer Manufacturing
11.9%
Finance
11.5%
Process Industries
7.8%
Electronic Technology
6.6%
Commercial Services
5.3%
Technology Services
5.3%
Sectors less than 5%
18.9%

Portfolio Structure by Region
as of 9/30/2015


Europe
67.8%
67.3%
Asia
22.7%
32.0%
Other
6.7%
0.7%
Cash & Other Net Assets
2.8%
0.0%
MSCI EAFE Growth Index
Sit International Growth Fund
0
10
20
30
40
50
60
70
80

Top Stock Holdings
as of 9/30/2015

Company	% of Net Assets
Nestle SA	3.3%
Diageo, PLC, ADR	2.6
Medtronic, PLC	2.4
DS Smith, PLC	2.3
Novartis AG	2.2
Seven & I Holdings Co., Ltd.	2.1
British American Tobacco, PLC	2.1
BCE, Inc.	2.0
Roche Holding AG	2.0
Reckitt Benckiser Group, PLC	1.9
Number of Holdings: 72	Top 10: 22.9%

Complete List of Holdings

Holdings as of September 30, 2015.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

Search

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Important Legal Information

Large Cap Growth Fund



Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**-5.30%**	**3.30%**	**11.46%**	**12.17%**	**6.75%**	**9.77%**
Russell 1000® Growth Index	-5.29	3.17	13.61	14.47	8.09	10.84

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 9/30/2015):	$133.4 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 1/1/98
Ticker Symbol:	SNIGX
Sit Fund Number:	2
CUSIP Number:	829797-10-9
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Ronald D. Sit, CFA

- 31 Years of industry experience.

Michael J. Stellmacher, CFA

- 23 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 9/30/2015

- Apple, Inc.
- Google, Inc.
- Medtronic, PLC
- Visa, Inc.
- Gilead Sciences, Inc.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

Search

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Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Large Cap Growth Fund



Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Large Cap Growth Fund	**-5.30%**	**3.30%**	**11.46%**	**12.17%**	**6.75%**	**9.77%**
Russell 1000® Growth Index	-5.29	3.17	13.61	14.47	8.09	10.84

*Not Annualized; **Inception Date of 9/2/82


Sit Large Cap Growth Fund
Russell 1000® Growth Index
20%
15%
10%
5%
0%
-5%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2015

	1981	1982	1983	1984	1985	1986	1987
Sit Large Cap Growth Fund	**4.90%**	**36.18%**	**12.94%**	**5.44%**	**23.48%**	**21.83%**	**5.32%**
Russell 1000® Growth Index	4.23	24.45	15.98	-0.95	32.85	15.36	5.31
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Large Cap Growth Fund	**5.33%**	**32.02%**	**-2.37%**	**32.72%**	**4.94%**	**3.15%**	**2.83%**
Russell 1000® Growth Index	11.27	35.92	-0.26	41.16	5.01	2.90	2.66
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Large Cap Growth Fund	**31.66%**	**23.05%**	**31.70%**	**30.56%**	**33.41%**	**-13.84%**	**-27.70%**
Russell 1000® Growth Index	37.18	23.12	30.48	38.72	33.16	-22.43	-20.42
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Large Cap Growth Fund	**-30.58%**	**26.34%**	**12.79%**	**9.59%**	**9.54%**	**14.14%**	**-34.10%**
Russell 1000® Growth Index	-27.89	29.76	6.30	5.27	9.08	11.81	-38.44
	2009	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**
Sit Large Cap Growth Fund	**28.14%**	**10.79%**	**-0.53%**	**13.96%**	**29.21%**	**10.97%**	**-1.76%**
Russell 1000® Growth Index	37.21	16.71	2.64	15.26	33.48	13.05	-1.54


Sit Large Cap Growth Fund
Russell 1000® Growth Index
60%
40%
20%
0%
-20%
-40%
1981
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

Search

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It's easy to open an account. Prospectuses and applications are available online.

Important Legal Information



The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Large Cap Growth Fund

Ticker: SNIGX

Fund Type: Large Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 9/30/2015


Cash & Other Net Assets 0.9%
Technology Services 19.1%
Health Technology 15.9%
Electronic Technology 10.6%
Retail Trade 9.2%
Consumer Services 8.6%
Producer Manufacturing 6.9%
Consumer Non-Durables 6.3%
Health Services 4.2%
Sectors Less than 4.2% 18.3%

Top Stock Holdings
as of 9/30/2015

Company	% of Net Assets
Apple, Inc.	5.3%
Google, Inc.	5.1
Medtronic, PLC	2.9
Visa, Inc.	2.8
Gilead Sciences, Inc.	2.6
Microsoft Corp.	2.6
Home Depot, Inc.	2.6
CVS Health Corp.	2.4
Starbucks Corp.	2.3
PepsiCo, Inc.	2.2
Number of Holdings: 79	Top 10: 30.8%

Complete List of Holdings

Holdings as of September 30, 2015.

Daily Prices
Account Access
Contact Us
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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**-8.51%**	**2.04%**	**12.00%**	**11.48%**	**6.73%**	**11.64%**
Russell Midcap® Growth Index	-7.99	1.45	13.98	13.58	8.09	--

*Not Annualized; **Inception Date of 9/2/82

About the Fund

Net Assets (as of 9/30/2015):	$149.1 Million
Inception Date:	9/2/82
Lead Manager Tenure:	Since 9/2/82
Ticker Symbol:	NBNGX
Sit Fund Number:	1
CUSIP Number:	829796-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Robert W. Sit, CFA

- 23 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Top Five Stock Holdings

as of 9/30/2015

- Skyworks Solutions, Inc.
- TJX Cos., Inc.
- Ultimate Software Group, Inc.
- Ecolab, Inc.
- Avago Technologies, Ltd.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Average Annual Returns
as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Mid Cap Growth Fund	**-8.51%**	**2.04%**	**12.00%**	**11.48%**	**6.73%**	**11.64%**
Russell Midcap® Growth Index	-7.99	1.45	13.98	13.58	8.09	N/A

*Not Annualized; **Inception Date of 9/2/82


Sit Mid Cap Growth Fund
Russell Mid Cap™ Growth Index
20%
15%
10%
5%
0%
-5%
-10%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2015

	1981	1982	1983	1984	1985	1986	1987
Sit Mid Cap Growth Fund	**6.10%**	**64.15%**	**26.75%**	**-3.20%**	**43.65%**	**10.33%**	**5.50%**
Russell Midcap® Growth Index	N/A	N/A	N/A	N/A	N/A	17.55	2.76
	1988	**1989**	**1990**	**1991**	**1992**	**1993**	**1994**
Sit Mid Cap Growth Fund	**9.77%**	**35.15%**	**-2.04%**	**65.50%**	**-2.14%**	**8.55%**	**-0.47%**
Russell Midcap® Growth Index	12.92	31.49	-5.13	47.03	8.71	11.19	-2.16
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Mid Cap Growth Fund	**33.64%**	**21.87%**	**17.70%**	**6.84%**	**70.65%**	**-4.35%**	**-33.39%**
Russell Midcap® Growth Index	33.98	17.48	22.54	17.87	51.29	-11.75	-20.15
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Mid Cap Growth Fund	**-34.64%**	**38.51%**	**17.02%**	**15.27%**	**9.56%**	**18.87%**	**-45.34%**
Russell Midcap® Growth Index	-27.41	42.71	15.48	12.10	10.65	11.44	-44.32
	2009	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**
Sit Mid Cap Growth Fund	**-34.64%**	**27.10%**	**-6.53%**	**18.36**	**33.42%**	**6.01%**	**-3.09%**
Russell Midcap® Growth Index	-27.41	26.38	-1.65	15.81	35.74	11.90	-4.15


75%
50%
25%
0%
-25%
-50%
Sit Mid Cap Growth Fund
Russell Mid-Cap™ Growth Index
1981
1982
1983
1984
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Mid Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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Mid Cap Growth Fund

Ticker: NBNGX

Fund Type: Mid Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 9/30/2015


Cash & Other Net Assets
1.4%
Health Technology
11.5%
Technology Services
11.2%
Electronic Technology
9.7%
Retail Trade
9.6%
Finance
8.2%
Consumer Services
7.3%
Producer Manufacturing
7.0%
Health Services
6.5%
Sectors Less Than 6%
27.6%

Top Stock Holdings
as of 9/30/2015

Company	% of Net Assets
Skyworks Solutions, Inc.	2.8%
TJX Cos., Inc.	2.6
Ultimate Software Group, Inc.	2.3
Ecolab, Inc.	2.3
Avago Technologies, Ltd.	2.2
Allergan, PLC	2.0
Ulta Salon Cosmetics & Fragrance, Inc.	2.0
Waste Connections, Inc.	1.9
Acadia Healthcare Co., Inc.	1.9
Alaska Air Group, Inc.	1.8
Number of Holdings: 88	Top 10: 21.9%

Complete List of Holdings

Holdings as of September 30, 2015.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices



Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**1.41%**	**3.29%**	**3.09%**	**4.47%**	**4.49%**	**4.91%**
Barclays 5-Yr Municipal Bond Index	1.16	1.85	1.84	2.79	4.08	4.57

*Not Annualized; **Inception Date of 12/1/93

About the Fund

Net Assets (as of 9/30/2015):	$455.8 Million
Inception Date:	12/1/93
Lead Manager Tenure:	Since 12/1/93
Ticker Symbol:	SMTFX
Sit Fund Number:	7
CUSIP Number:	82979K-10-0
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Michael C. Brilley

- 47 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 20 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 12 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Documents
Applications

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Performance Table

View the quarterly performance of the Fund.



Important Legal Information



Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Expenses | Management | How to Invest

Yields and Durations
as of 9/30/2015

	30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Est. Avg. Life [2]
Sit Minnesota Tax-Free Income	**2.94%**	**5.76%**	**3.34%**	**15.9 Years**	**4.9 Years**

Average Annual Returns
as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Minnesota Tax-Free Income Fund	**1.41%**	**3.29%**	**3.09%**	**4.47%**	**4.49%**	**4.91%**
Barclays 5-Yr Municipal Bond Index	1.16	1.85	1.84	2.79	4.08	4.57

*Not Annualized; **Inception Date of 12/1/93


10%
5%
0%
Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Yr Municipal Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2015

	1993	1994	1995	1996	1997	1998
Sit Minnesota Tax-Free Income Fund	**1.60%**	**0.63%**	**11.90%**	**5.89%**	**8.19%**	**6.14%**
Barclays 5-Year Municipal Bond Index	1.46	-1.28	11.65	4.22	6.38	5.84
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit Minnesota Tax-Free Income Fund	**-3.82%**	**8.09%**	**5.85%**	**7.06%**	**4.42%**	**3.68%**
Barclays 5-Year Municipal Bond Index	0.74	7.72	6.21	9.27	4.13	2.72
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
Sit Minnesota Tax-Free Income Fund	**4.44%**	**4.92%**	**1.04%**	**-10.75%**	**22.04%**	**3.18%**
Barclays 5-Year Municipal Bond Index	0.95	3.34	5.15	5.78	7.40	3.40
	2011	**2012**	**2013**	**2014**	**2015**	
Sit Minnesota Tax-Free Income Fund	**10.64%**	**7.24%**	**-3.10%**	**9.91%**	**2.01%**	
Barclays 5-Year Municipal Bond Index	6.93	2.97	0.81	3.19	1.76	


25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
Sit Minnesota Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 43.4% federal tax bracket and 7.85% MN tax brackets.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

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Account Access
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Minnesota Tax-Free Income Fund

Ticker: SMTFX

Fund Type: Minnesota Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 9/30/2015


Cash & Other Net Assets
3.6%
Sectors less than 3.3%
10.7%
Multi Family Mortgage
21.9%
Escrow to Maturity/Pre-Refund
3.3%
Utility
4.7%
Municipal Lease
4.8%
Other Revenue
6.7%
Single Family Mortgage
16.6%
Education/Student Loan
12.4%
Hospital / Health Care
15.3%

Quality Ratings
(% of Total Net Assets)

as of 9/30/2015


Other Assets and Liabilities
3.6%
AAA
6.7%
Not Rated*
30.8%
AA
26.0%
Less Than BBB
3.6%
BBB
8.7%
A
20.6%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	1.8%	0.4%	8.7%	19.9%	0.0%

Complete List of Holdings

Holdings as of September 30, 2015.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices



Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Performance

Average Annual Returns as of 9/30/2015

	Three Month*	One Year	Since Inception**
Sit Quality Income Fund	**-0.17%**	**-0.28%**	**0.38%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.29	1.19	0.88

*Not Annualized; **Inception Date of 12/31/12

About the Fund

Net Assets (as of 9/30/2015):	$73 Million
Inception Date:	12/31/12
Lead Manager Tenure:	Since 2012
Ticker Symbol:	SQIFX
Sit Fund Number:	22
CUSIP Number:	82979K-50-6
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks high current income and safety of principal.
- Lead portfolio manager has been at the helm of this Fund since inception.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 47 Years of industry experience.

Bryce A. Doty, CFA

- 25 Years of industry experience.

Mark H. Book, CFA, CMA

- 29 Years of industry experience.

Christopher M. Rasmussen, CFA

- 14 Years of industry experience.

Click for Full Biographies

Notes

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields and Durations
as of 9/30/2015

	30-Day SEC Yield	Average Maturity	Effective Duration[1]
Sit Quality Income Fund	**1.37%**	**8.5 Years**	**0.5 Years**

Average Annual Returns
as of 9/30/2015

	Three Month*	One Year	Since Inception**
Sit Quality Income Fund	**-0.17%**	**-0.28%**	**0.38%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.29	1.19	0.88

*Not Annualized; **Inception Date of 6/2/87


Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index
2%
1%
0%
-1%
Three Month
One Year
Since Inception

Total Return by Calendar Year
as of 9/30/2015

	2013	2014	2015
Sit Quality Income Fund	**0.58%**	**0.68%**	**-0.21%**
Barclays U.S. 1-3 Year Gov't/Credit Index	0.64	0.77	1.02


Sit Quality Income Fund
Barclays U.S. 1-3 Year Gov't/Credit Index
5%
4%
3%
2%
1%
0%
-1%
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Quality Income Fund

Ticker: SQIFX

Fund Type: Government/Corporate

Sector Allocation
as of 9/30/2015


Cash & Other Net Assets
4.7%
Taxable Municipal (Agy-Backed)
3.7%
Taxable Municipal
6.7%
CMO (non-agency)
7.7%
U.S. Treasury/Federal Agency
37.4%
Mortgage Pass-Through (Agy.)
11.3%
Asset-Backed (non-agency)
14.2%
Corporate Bonds
14.3%

Complete List of Holdings

Holdings as of September 30, 2015.

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Small Cap Dividend Growth Fund

I Class Ticker: SSCDX

S Class Ticker: SDFSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2015

	Three Month*	Since Inception*
Sit Small Cap Dividend Growth Class I	**-7.93%**	**-8.30%**
Sit Small Cap Dividend Growth Class S	**-8.09**	**-8.46**
Russell 2000 Index	-11.92	-11.55

*Not Annualized, Inception Date of 3/31/15.

About the Fund

Inception Date:	3/31/15
Lead Manager Tenure:	Since 3/31/15
I Class Ticker Symbol:	SSCDX
I Class Sit Fund Number:	23
I Class CUSIP Number:	82980D-86-3
I Class Minimum Investment Amount:	$100,000
I Class Minimum IRA Investment Amount:	$2,000
S Class Ticker Symbol:	SDFSX
S Class Sit Fund Number:	24
S Class CUSIP Number:	82980D-85-5
S Class Minimum Investment Amount:	$5,000
S Class Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund primarily seeks to provide current income that exceeds the Fund's benchmark index and that grows over a period of years. Secondarily the Fund seeks long-term capital appreciation.

Risk-Reward Spectrum


LOWER RISK
LOWER RETURN
HIGHER RISK
HIGHER RETURN

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Michael T. Manns

- 28 Years of industry experience.

Robert W. Sit

- 23 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

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Small Cap Dividend Growth Fund

I Class Ticker: SSCDX

S Class Ticker: SDFSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

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Performance

Average Annual Returns as of 9/30/2015

	Three Month*	Since Inception*
Sit Dividend Growth Class I	**-7.93%**	**-8.30%**
Sit Dividend Growth Class S	**-8.09**	**-8.46**
Russell 2000 Index	-11.92	-11.55

*Not Annualized, Inception Date of 3/31/15.


Sit Small Cap Dividend Growth Fund
Russell 2000 Index
5%
0%
-5%
-10%
-15%
Three Month
Since Inception

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Dividend Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

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Small Cap Dividend Growth Fund

I Class Ticker: SSCDX

S Class Ticker: SDFSX

Fund Type: Equity Income

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 9/30/2015


Cash & Other Net Assets 4.4%
Finance 22.5%
Consumer Services 8.4%
Producer Manufacturing 7.3%
Process Industries 6.9%
Consumer Durables 6.8%
Retail Trade 6.6%
Commercial Services 5.7%
Consumer Non-Durables 4.1%
Sectors Less Than 4.1% 27.3%

Top Stock Holdings
as of 9/30/2015

Company	% of Net Assets
Solera Holdings, Inc.	1.6%
Physicians Realty Trust	1.6
STERIS Corp.	1.6
Monolithic Power Systems, Inc.	1.6
Booz Allen Hamilton Holding Corp.	1.5
DST Systems, Inc.	1.5
Deluxe Corp.	1.5
Brinker International, Inc.	1.5
Provident Financial Services, Inc.	1.5
Ryder System, Inc.	1.5
Number of Holdings: 97	Top 10: 15.4%

Complete List of Holdings

Holdings as of September 30, 2015.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices



Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Performance

Average Annual Returns As of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth	**-11.33%**	**1.73%**	**10.26%**	**11.21%**	**6.74%**	**10.35%**
Russell 2000® Growth Index	-13.06	4.05	12.85	13.26	7.67	7.48

*Not Annualized; **Inception Date of 7/1/94

About the Fund

Net Assets (as of 9/30/2015):	$91.7 Million
Inception Date:	7/1/94
Lead Manager Tenure:	Since 7/1/94
Ticker Symbol:	SSMGX
Sit Fund Number:	10
CUSIP Number:	82980D-30-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Facts

- The Fund seeks to maximize long-term capital appreciation.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Roger J. Sit

- 25 Years of industry experience.

Kent L. Johnson, CFA

- 26 Years of industry experience.

Robert W. Sit, CFA

- 23 Years of industry experience.

Michael J. Stellmacher, CFA

- 23 Years of industry experience.

Click for Full Biographies

Top Five Stock Holdings

as of 9/30/2015

- Skyworks Solutions, Inc.
- Ultimate Software Group, Inc.
- Synaptics, Inc.
- Snap-On, Inc.
- Dealertrack Technologies, Inc.

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

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Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Average Annual Returns
as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Small Cap Growth Fund	**-11.33%**	**1.73%**	**10.26%**	**11.21%**	**6.74%**	**10.35%**
Russell 2000® Growth Index	-13.06	4.05	12.85	13.26	7.67	7.48

*Not Annualized; **Inception Date of 7/1/94


Sit Small Cap Growth Fund
Russell 2000® Growth Index
20%
15%
10%
5%
0%
-5%
-10%
-15%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2015

	1994	1995	1996	1997	1998	1999	2000
Sit Small Cap Growth Fund	**11.57%**	**52.16%**	**14.97%**	**7.63%**	**1.97%**	**108.63%**	**6.25%**
Russell 2000® Growth Index	8.52	31.04	11.26	12.94	1.24	43.10	-22.44
	2001	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Sit Small Cap Growth Fund	**-28.19%**	**-26.22%**	**34.57%**	**6.79%**	**18.52%**	**7.99%**	**20.43%**
Russell 2000® Growth Index	-9.24	-30.27	48.53	14.31	4.15	13.34	7.05
	2008	**2009**	**2010**	**2011**	**2012**	**2013**	**2014**
Sit Small Cap Growth Fund	**-42.96%**	**33.06%**	**27.28%**	**-0.23%**	**14.40%**	**35.66%**	**1.46%**
Russell 2000® Growth Index	-38.54	34.47	29.09	-2.91	14.59	43.30	5.60
	2015						
Sit Small Cap Growth Fund	**-3.93%**						
Russell 2000® Growth Index	-5.47						


Sit Small Cap Growth Fund
Russell 2000® Growth Index
125%
100%
75%
50%
25%
0%
-25%
-50%
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

Sit Small Cap Growth Fund primarily invests in stocks of small-and mid-sized companies. Such companies may be subject to more abrupt or erratic market movements than stocks of larger, more established companies.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Small Cap Growth Fund

Ticker: SSMGX

Fund Type: Small Cap Growth

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 9/30/2015


Cash & Other Net Assets 2.1%
Technology Services 15.1%
Health Technology 14.6%
Electronic Technology 8.8%
Health Services 8.2%
Finance 8.0%
Producer Manufacturing 7.0%
Retail Trade 5.4%
Consumer Durables 5.3%
Sectors less than 5% 25.5%

Top Stock Holdings
as of 9/30/2015

Company	% of Net Assets
Skyworks Solutions, Inc.	2.9%
Ultimate Software Group, Inc.	2.6
Synaptics, Inc.	2.2
Snap-On, Inc.	2.1
Dealertrack Technologies, Inc.	2.1
Celgene Corp.	2.0
First Republic Bank/CA	1.9
Acadia Healthcare Co., Inc.	1.9
Waste Connections, Inc.	1.9
Manhattan Associates, Inc.	1.8
Number of Holdings: 97	Top 10: 21.4%

Complete List of Holdings

Holdings as of September 30, 2015.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
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Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**2.17%**	**4.33%**	**3.95%**	**5.17%**	**4.12%**	**5.34%**
Barclays 5-Yr Municipal Bond Index	1.16	1.85	1.84	2.79	4.08	5.30

*Not Annualized; **Inception Date of 9/29/88

About the Fund

Net Assets (as of 9/30/2015):	$160 Million
Inception Date:	9/29/88
Lead Manager Tenure:	Since 9/29/88
Ticker Symbol:	SNTIX
Sit Fund Number:	4
CUSIP Number:	829799-10-5
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Fund Management

Michael C. Brilley

- 47 Years of industry experience.

Paul J. Jungquist, CPA, CFA

- 20 Years of industry experience.

Click for Full Biographies

Fund Facts

- The Fund seeks high current income that is exempt from federal income tax consistent with preservation of capital.
- Lead portfolio manager has been at the helm of this Fund since inception over 18 years ago.

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Notes

Performance listed above is current to the most recent quarter-end. Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
Documents
Applications

Tax-Free Income



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Performance Table

View the quarterly performance of the Fund.



Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Yields and Durations

as of 9/30/2015

30-Day SEC Yield	Tax Equivalent Yield[1]	12-Month Distribution Rate	Average Maturity	Duration to Estimated Average Life [2]
3.12%	5.51%	3.73%	16.8 Years	5.5 Years

Average Annual Returns

as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit Tax-Free Income Fund	**2.17%**	**4.33%**	**3.95%**	**5.17%**	**4.12%**	**5.34%**
Barclays 5-Yr Municipal Bond Index	1.16	1.85	1.84	2.79	4.08	5.30

*Not Annualized; **Inception Date of 9/29/88


Sit Tax-Free Income Fund
Barclays 5-Yr Municipal Bond Index
10%
5%
0%
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year

as of 9/30/2015

	1988	1989	1990	1991	1992	1993	1994
Sit Tax-Free Income Fund	**2.19%**	**8.38%**	**7.29%**	**9.25%**	**7.71%**	**10.42%**	**-0.63%**
Barclays 5-Year Municipal Bond Index	0.66	9.07	7.70	11.41	7.62	8.73	-1.28
	1995	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**
Sit Tax-Free Income Fund	**12.86%**	**5.69%**	**9.87%**	**6.29%**	**-4.01%**	**8.32%**	**5.84%**
Barclays 5-Year Municipal Bond Index	11.65	4.22	6.38	5.84	0.74	7.72	6.21
	2002	**2003**	**2004**	**2005**	**2006**	**2007**	**2008**
Sit Tax-Free Income Fund	**5.69%**	**2.87%**	**3.96%**	**3.30%**	**3.54%**	**0.26%**	**-15.77%**
Barclays 5-Year Municipal Bond Index	9.27	4.13	2.72	0.95	3.34	5.15	5.78
	2009	**2010**	**2011**	**2012**	**2013**	**2014**	**2015**
Sit Tax-Free Income Fund	**22.42%**	**2.49%**	**10.73%**	**9.93%**	**-4.46%**	**14.60%**	**1.52%**
Barclays 5-Year Municipal Bond Index	7.40	3.40	6.93	2.97	0.81	3.19	1.76


Sit Tax-Free Income Fund
Barclays Capital 5-Year Municipal Bond Index
25%
20%
15%
10%
5%
0%
-5%
-10%
-15%
-20%
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) For individuals in the 43.4% federal tax bracket.

(2) Duration is a measure which reflects estimated price sensitivity to given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Estimated average life duration is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio. Implied duration is calculated based on historical price changes of securities held by the Fund. The Adviser believes that the portfolio implied duration is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. If interest rates exceed the historical range, the estimated average life duration may be a more accurate estimate of price sensitivity.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
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Tax-Free Income Fund

Ticker: SNTIX

Fund Type: General Municipal Debt

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Sector Allocation
as of 9/30/2015


Cash Equivalents
6.3%
Single Family Mortgage
22.4%
Sectors less than 3%
7.9%
Hospital / Health Care
5.2%
General Obligation
5.9%
Investment Companies
6.3%
Multi Family Mortgage
18.7%
Insured
7.4%
Education/Student Loan
8.1%
Other Revenue
11.8%

Quality Ratings
(% of Total Net Assets)

as of 9/30/2015


Other Assets & Liabilities
6.3%
AAA
11.1%
Non-Rated
21.5%
AA
28.3%
Less Than BBB
3.9%
BBB
5.5%
A
23.1%

Lower of Moody's, S&P, Fitch or Duff & Phelps ratings used.

	AAA	AA	A	BBB	BB	>BB
*Assessment of Non-Rated Securities	0.0%	1.4%	0.2%	1.8%	13.4%	4.7%

Complete List of Holdings

Holdings as of September 30, 2015.

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The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Overview | Performance | Holdings | Fees/Expenses | Management | How to Invest

Performance

Average Annual Returns as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**0.50%**	**1.83%**	**0.45%**	**1.53%**	**3.58%**	**5.66%**
Barclays Intermediate Government Index	1.21	3.00	1.10	1.88	3.85	5.87

*Not Annualized; **Inception Date of 6/2/87

Fund Facts

- The Fund seeks high current income and safety of principal
- Lead portfolio manager has been at the helm of this Fund since inception over 19 years ago.

About the Fund

Net Assets (as of 9/30/2015):	$604.4 Million
Inception Date:	6/2/87
Lead Manager Tenure:	Since 6/2/87
Ticker Symbol:	SNGVX
Sit Fund Number:	3
CUSIP Number:	829800-10-1
Minimum Investment Amount:	$5,000
Minimum IRA Investment Amount:	$2,000

Risk-Reward Spectrum


LOW RISK
LOW GROWTH POTENTIAL
HIGH RISK
HIGH GROWTH POTENTIAL

Fund Management

Michael C. Brilley

- 47 Years of industry experience.

Bryce A. Doty, CFA

- 25 Years of industry experience.

Mark H. Book, CFA, CMA

- 29 Years of industry experience.

Click for Full Biographies

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

The Sit Mutual Funds
- Balanced Fund
- Developing Markets Growth Fund
- Dividend Growth Fund
- Global Dividend Growth Fund
- International Growth Fund
- Large Cap Growth Fund
- Mid Cap Growth Fund
- Minnesota Tax-Free Income Fund
- Quality Income Fund
- Small Cap Dividend Growth Fund
- Small Cap Growth Fund
- Tax-Free Income Fund
- U.S. Government Securities Fund

Investment Professionals
Service Professionals
Performance
Prices

Daily Prices
Account Access
Contact Us
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Search

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2013 Report of Organization Actions Affecting Basis of Securities - Form 8937

Performance Table

View the quarterly performance of the Fund.



Important Legal Information



U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Yields and Durations
as of 9/30/2015

	30-Day SEC Yield	12-Month Distribution Rate	Average Maturity	Effective Duration[1]
Sit U.S. Government Securities Fund	**2.35%**	**1.91%**	**18.2 Years**	**0.2 Years**

Average Annual Returns
as of 9/30/2015

	Three Month*	One Year	Three Year	Five Year	Ten Year	Since Inception**
Sit U.S. Government Securities Fund	**0.50%**	**1.83%**	**0.45%**	**1.53%**	**3.58%**	**5.66%**
Barclays Intermediate Government Bond Index	1.21	3.00	1.10	1.88	3.85	5.87

*Not Annualized; **Inception Date of 6/2/87


10%
5%
0%
Sit U.S. Government Securities Fund
Barclays Intermediate Government Bond Index
Three Month
One Year
Three Year
Five Year
Ten Year
Since Inception

Total Return by Calendar Year
as of 9/30/2015

	1987	1988	1989	1990	1991	1992
Sit U.S. Government Securities Fund	**6.05%**	**7.86%**	**11.04%**	**10.97%**	**12.87%**	**5.43%**
Barclays Intermediate Government Bond Index	4.47	6.40	12.68	9.56	14.11	6.93
	1993	**1994**	**1995**	**1996**	**1997**	**1998**
Sit U.S. Government Securities Fund	**7.34%**	**1.77%**	**11.50%**	**4.99%**	**8.19%**	**6.52%**
Barclays Intermediate Government Bond Index	8.17	-1.75	14.41	4.06	7.72	8.49
	1999	**2000**	**2001**	**2002**	**2003**	**2004**
Sit U.S. Government Securities Fund	**1.37%**	**9.15%**	**8.56%**	**5.79%**	**1.19%**	**3.35%**
Barclays Intermediate Government Bond Index	0.49	10.47	8.42	9.64	2.29	2.33
	2005	**2006**	**2007**	**2008**	**2009**	**2010**
Sit U.S. Government Securities Fund	**2.49%**	**4.13%**	**6.92%**	**5.13%**	**7.78%**	**4.91%**
Barclays Intermediate Government Bond Index	1.68	3.84	8.47	10.43	-0.32	4.98
	2011	**2012**	**2013**	**2014**	**2015**	
Sit U.S. Government Securities Fund	**2.72%**	**2.67%**	**-2.08%**	**2.22%**	**1.20%**	
Barclays Intermediate Government Bond Index	6.08	1.73	-1.25	2.52	2.03	


16%
12%
8%
4%
0%
-4%
Sit U.S. Government Securities Fund
Barclays Capital Intermediate Government Bond Index
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Notes

Performance listed above is current to the most recent quarter-end. Performance data current to the most recent month-end can be found on the Performance Summary page.

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have gain or loss when you sell shares. Average annual total returns include changes in share price as well as reinvestment of all dividends and capital gains. Current performance may be lower or higher than the performance data quoted.

For more complete information about the Fund, call for a free prospectus at 800-332-5580 or download a prospectus from this site. The prospectus contains information about the investment objectives, risks, and charges and expenses. Please read it carefully before investing or sending money.

(1) Effective duration is a measure which reflects estimated price sensitivity to a given change in interest rates. For example, for an interest rate change of 1.0%, a portfolio with a duration of 5 years would be expected to experience a price change of 5%. Effective duratin is based on current interest rates and the Adviser's assumptions regarding the expected average life of individual securities held in the portfolio.

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U.S. Government Securities Fund

Ticker: SNGVX

Fund Type: General U.S. Government

Sector Allocation
as of 9/30/2015


SBA Pass-Through 1.0%
Cash & Other Net Assets 4.9%
Asset-Backed 2.9%
U.S. Treasury/Federal Agy. 4.1%
FHLMC Pass-Through 7.0%
GNMA Pass-Through 11.1%
CMO 49.8%
FNMA Pass-Through 19.2%

Estimated Average Life Profile
as of 9/30/2015


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
4.9%
92.2%
1.9%
0.0%
1.0%
0-1 Year
1-5 Years
5-10 Years
10-20 Years
20+ Years

Complete List of Holdings

Holdings as of September 30, 2015.

The Sit Mutual Funds
Balanced Fund
Developing Markets Growth Fund
Dividend Growth Fund
Global Dividend Growth Fund
International Growth Fund
Large Cap Growth Fund
Mid Cap Growth Fund
Minnesota Tax-Free Income Fund
Quality Income Fund
Small Cap Dividend Growth Fund
Small Cap Growth Fund
Tax-Free Income Fund
U.S. Government Securities Fund
Investment Professionals
Service Professionals
Performance
Prices

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Important Legal Information

The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use. Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction. Mutual fund investing involves risk. Loss of principal is possible. For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund's investment objectives, risks, and charges and expenses, and should be read carefully before investing.